EXHIBIT 99.2

Sangoma Technologies Corporation Announces Voting Results from its Annual General and Special Meeting of Shareholders

TORONTO, Dec. 13, 2022 (GLOBE NEWSWIRE) -- Sangoma Technologies Corporation (TSX: STC; NASDAQ: SANG) (“Sangoma” or the “Company”) announced today the results of voting at its annual general and special meeting of shareholders held on December 13, 2022 (the “Meeting”).

Each of the five nominees listed in the Company’s management information circular dated November 1, 2022 provided in connection with the Meeting were elected as directors of the Company. Sangoma received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Norman A. Worthington, III	12,928,340	84.1%	2,441,339	15.9%
Marc Lederman	12,146,154	79.0%	3,223,525	21.0%
Al Guarino	14,811,620	96.4%	558,059	3.6%
Allan Brett	14,811,983	96.4%	557,696	3.6%
William Wignall	13,772,398	89.6%	1,597,281	10.4%

In addition, Sangoma reports that:

  an ordinary resolution approving the appointment of KPMG LLP as Sangoma’s auditors for the 2023 fiscal year was passed by 100% of the votes represented at the Meeting;
  an ordinary resolution approving the Company’s omnibus equity incentive plan and the unallocated awards thereunder was passed by 62.3% of the votes represented at the Meeting; and
  an ordinary resolution ratifying amendments to the Company’s By-Law No. 1 was passed by 99.0% of the votes represented at the Meeting.

Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under Sangoma’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Sangoma

Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) and Managed Service Provider (MSP) solutions for businesses of all sizes, including Managed Security, Managed SD-WAN and Managed Access. Sangoma’s cloud-based communication services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

For further information, please contact:

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com